Exhibit 12.1
Woodbridge Holdings Corporation
Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Year ended December 31,
	2008	2007	2006	2005	2004

Earnings:
Pre-tax income or loss from operations before adjustment for income or loss from equity investees	$(42,360)	(267,262)	(24,378)	74,469	74,194
Fixed charges	22,367	50,767	42,002	19,264	11,099
Add: Amortization of capitalized interest	326	17,949	15,358	8,959	9,872
Distributed income from equity investees	400	267	754	447	9,744
Capitalized interest	(11,500)	(46,960)	(42,002)	(19,264)	(10,840)

	$(30,767)	(245,239)	(8,266)	83,875	94,069

Fixed charges:
Interest expense	$10,867	3,807	—	—	259
Interest capitalized	11,500	46,960	42,002	19,264	10,840

	$22,367	50,767	42,002	19,264	11,099

Ratio of earnings to fixed charges	—	—	—	4.35	8.48
Deficiency	$53,134	296,006	50,268	—	—